UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Acquisition or Disposition of Assets

On January 1, 2022, Gambling.com Group Limited ("Gambling.com Group") completed its previously announced acquisition (the "Transaction") of Roto Sports, Inc. (“Roto Sports”), operator of rotowire.com, a provider of expert fantasy sports news and advice, pursuant to the Stock Purchase Agreement dated December 13, 2021 (the "Purchase Agreement") by and among Gambling.com Group (for certain specified sections of the Purchase Agreement), GDC America, Inc., a Florida corporation and a subsidiary of Gambling.com Group, and Peter Schoenke, Herbert Ilk, Jeffrey Erickson, Timothy Schuler, and Christopher Liss, the sole shareholders of Roto Sports (the "Sellers").

At closing of the Transaction, Gambling.com Group (i) issued to the Sellers an aggregate of 451,264 unregistered ordinary shares of Gambling.com Group and (ii) paid to Sellers an aggregate of $15.0 million in cash (the cash portion of the purchase price as adjusted for the working capital, cash, and indebtedness of Roto Sports at closing and any transaction expenses of Roto Sports or the Sellers (to the extent unpaid at closing)) using cash on hand. The remaining portion of the $27.5 million aggregate purchase price will be paid in cash on the first and second anniversaries of the closing of the Transaction and, at Gambling.com Group's election, unregistered ordinary shares of the Company, subject to a Seller not being a "bad actor" (as such term is defined in the Purchase Agreement) at the point in time when such a payment is due.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2021.

A copy of Gambling.com Group's press release dated January 3, 2022 announcing the closing of the Transaction is furnished as Exhibit 99.1 hereto.

This report on Form 6-K, except for Exhibit 99.1, is being filed and shall be incorporated by reference in any registration statement filed by Gambling.com Group under the Securities Act of 1933, as amended (the "Securities Act"), that permits incorporation by reference. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by Gambling.com Group under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated January 3, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: January 3, 2022